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Andrew J. Ericksen
TEL +1 713.229.1393
FAX +1 713.229.2793
aj.ericksen@bakerbotts.com

June 15, 2010

BY EDGAR

Mr. Douglas Brown

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Proxy Statement on Schedule 14A

Filed March 23, 2010

File No. 001-10447

Dear Mr. Brown:

As discussed in our telephone conversation today, we are writing on behalf of Cabot Oil & Gas Corporation to request additional time to respond to the Staff’s comment letter dated June 10, 2010 regarding the above-referenced filing. Cabot intends to file its response on or before Friday, July 9, 2010.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (713) 229-1393 or J. David Kirkland, Jr. of this office at (713) 229-1101. Thank you for your courtesy.

Very truly yours,

Baker Botts L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:	Ms. Anne Nguyen Parker, United States Securities and Exchange Commission
Mr. Donald Delaney, United States Securities and Exchange Commission
Mr. Christopher White, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Mr. Todd M. Roemer, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Chuck Chang, PricewaterhouseCoopers LLP